UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06029764

March 24, 2006

Samuel A. Guess
Associate General Counsel
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

Dear Mr. Guess:

This is in response to your letter dated January 23, 2006 concerning the shareholder proposal submitted to Wal-Mart by the Basilian Fathers of Toronto; the Benedictine Sisters of the Monastery of St. Gertrude; Trinity Health; and the Brethren Benefit Trust and the Brethren Foundation. We also have received a letter on the proponents' behalf dated March 22, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Basilian Fathers of Toronto, et. al.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by the Basilian Fathers of Toronto and the other co-filers copied on this letter (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and all correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 12, 2005. The Proposal requests that "the Board of Directors report on the public health services used by the Company in its domestic operations. We suggest this report:

- Collect publicly available data on the rate of use of public assistance benefits by Wal-Mart Associates and their families. These benefits include but are not limited to Medicaid, Food Stamps, children's immunization programs, and children's health insurance programs.

- Report any other information possessed by Wal-Mart on the rate of use of public assistance benefits by Wal-Mart Associates and their families, including any data generated by employee surveys or prepared by 3rd parties retained by Wal-Mart.

- Include the costs paid by state and local governments related to use of public assistance benefits by Wal-Mart Associates and their families, where such information is available to Wal-Mart.

- Be prepared at a reasonable cost, omit proprietary information or any information which would violate our company's employee confidentiality policies, and be available within six (6) months of the 2006 annual shareholders meeting."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal relates to the ordinary business operations of the Company in that the Proposal addresses employee benefits of the Company's general workforce so as to be excludable under Rule 14a-8(i)(7).

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, the Company believes that it may exclude the Proposal because it relates to ordinary business operations.

By seeking a report on the extent to which the Company's associates and their families utilize public assistance programs, the Proposal satisfies two policy criteria for excluding the Proposal as ordinary business because it deals with day-to-day operations and would seek to "micro-manage" employee benefits. The ability to create and implement policies regarding general employee benefits and compensation is fundamental to management's ability to control day-to-day operations. This function is delegated to the Company's management by the laws of Delaware, the Company's state of incorporation, and is not appropriate for shareholder oversight. *See* Delaware General Corporation Law § 141(a).

In the recent 2005 proxy season, the Staff consistently concurred that that proposals relating to the eligibility for and the administration and provision of employee benefit plans and general employee compensation lies within the scope of a registrant's management decisions and falls within the ordinary business ground for exclusion. *See Peoples of Ohio Financial Corporation* (July 20, 2005) (proposal to cancel all existing stock options by officers and directors was excludable); *General Motors Corporation* (March 24, 2005) (proposal to establish a directors' committee to "develop specific reforms for the health cost problem" was excludable); *Exelon Corporation* (March 10, 2005) (proposal to forbid executive incentives tied to reduction of retiree benefits was excludable); *Aetna Inc.* (February 14, 2005) (proposal to restore a subsidy for dental benefits to retirees was excludable); *ConocoPhillips* (proposal seeking to eliminate pension plan offsets from predecessor company pension plans and bring parity to all pension plans was excludable); *International Business Machines Corporation* (January 13, 2005) (proposal requesting a report examining the competitive impact of rising health insurance costs was excludable).

Moreover, since the 1998 Release, the Staff has consistently concurred that proposals relating to the eligibility for and the administration and provision of employee benefit plans may be excluded. *See, e.g., General Electric Company* (January 15, 2004) (proposal to report on certain pension plan matters was excludable); *Wal-Mart Stores, Inc.* (March 17, 2003) (proposal to incorporate increases in the percentage of employees covered by medical health insurance plan in determination of executive compensation was excludable); *Wal-Mart Stores, Inc.* (April 2, 2002) (proposal to implement changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of Wal-Mart gift cards, stock option grants and employee control of displaying of merchandise in stores was excludable); *DTE Energy Company* (January 22, 2001) (proposal to "grant a full cost-of-living adjustment for all existing retirees and their surviving spouses" was excludable); *International Business Machines Corporation* (March 2, 2000) (proposal requesting a report on the impact of legislative proposals related to pensions was excludable); *International Business Machines Corporation* (January 15, 1999) (proposal to prohibit the extension of medical benefits to friends of IBM employees and retirees was excludable); *Cigna Corporation* (December 21, 1998) (proposal to grant all retirees an annual cost of living increase was excludable).

The substance of the Proposal is to evaluate health and benefit coverage provided to the Company's associates and their families, although it is worded in terms of reporting to the shareholders about the extent to which the Company's associates and families utilize public assistance programs. The Proposal expressly states:

> Management has disclosed some information about the health benefits offered to employees. This does not address the public policy issues raised in the proposal. We believe it is in the shareholders' interest to systematically know the extent of this issue.

The Proposal contains wording about the Company's impact on government health care systems. In substance, however, the Proposal is an inquiry into health benefits offered to employees and their families, which falls into the category of employee benefits and compensation for the Company's general workforce. The reference to public assistance programs does not alter the ordinary business nature of the Proposal. The Staff has consistently concurred that registrants may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds. *See, e.g.*, *AT&T Corp.* (February 25, 2005) (permitting exclusion of a proposal to discontinue domestic partner benefits "for highly paid executives making over $500,000 per year"); *General Electric Company* (January 10, 2005) (permitting exclusion of a proposal that ties executive compensation to social responsibility and environmental criteria); *Wal-Mart Stores, Inc.* (March 17, 2003) (permitting exclusion of a proposal requesting that executive compensation be linked to associate participation in the company's medical health insurance plan).

In the ordinary course of its business, the Company actively monitors and attempts to control all of its expenses, including the costs of health care. Concerns about health care costs are monitored by a variety of operational groups and benefits experts within the Company. Either viewed as a matter of employee benefits or as a significant expense in the Company's operations, health care costs are a routine part of the Company's business. The Proposal seeks to extend the resolution of ordinary business matters to shareholder oversight, and the Proposal therefore falls within the scope of the exclusion as described by the Staff in the 1998 Release. The Company believes that the requested report would include intricate details that are unsuited to shareholder oversight.

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and employee benefits and is thus not a matter that should be subject to direct shareholder oversight, Wal-Mart has concluded that it may omit the Proposal from its 2006 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

Enclosures

cc: Basilian Fathers of Toronto
ATTN: Margaret Weber
15015 Piedmont
Detroit, MI 48223

Brethren Benefit Trust and Brethren Foundation
ATTN: Lauren Compere
84 State Street, Suite 1000
Boston, MA 02109

Trinity Health
ATTN: Catherine Rowan
766 Brady Ave., Apt. 635
Bronx, NY 10462

Monastery of St. Gertrude
ATTN: Mary Geis, OSB
HC 3, Box 121
Cottonwood, Idaho 83522

EXHIBIT A

Congregation of St. Basil
Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org

rucd 12.12.05

December 5, 2005

H. Lee Scott, CEO
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AK 72716-0215

Dear Mr. Scott:

The Basilian Fathers of Toronto hereby submit the enclosed shareholder resolution, *Report on Public Health Impacts of Wal-Mart Stores,* to the company for inclusion in the proxy statement for the 2006 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Fathers are a sponsor of this resolution.

The Basilian Fathers have held over $2000.00 worth of Wal-Mart Stores Inc. stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

We welcome opportunity to continue dialogue on this issue.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
weber@igc.org
313-272-5820

cc: Dan Rosan, Interfaith Center on Corporate Responsibility
Susan Chambers, Wal-Mart Stores Inc.

enc: resolution and verification of ownership

Report On Public Health Impact Of Wal-Mart Stores

Resolved: Shareholders request the Board of Directors report on the public health services used by Wal-Mart in its domestic operations. We suggest this report:

- Collect publicly available data on the rate of use of public assistance benefits by Wal-Mart Associates and their families. These benefits include but are not limited to Medicaid, Food Stamps, children's immunization programs, and children's health insurance programs.

- Report any other information possessed by Wal-mart on the rate of use of public assistance benefits by Wal-Mart Associates and their families, including any data generated by employee surveys or prepared by 3rd parties retained by Wal-Mart.

- Include the costs paid by state and local governments related to use of public assistance benefits by Wal-Mart Associates and their families, where such information is available to Wal-Mart.

- Be prepared at a reasonable cost, omit proprietary information or any information which would violate our company's employee confidentiality policies, and be available within six (6) months of the 2006 annual shareholders meeting.

Supporting Statement:

The issue of Wal-Mart's impact on governments health care systems plays a significant role in our corporate brand and reputation, relationships with policy-makers and regulators, and ability to site new stores. Accordingly, this significant public policy issue should be dealt with at the Board level, with appropriate reporting to shareholders.

Several recent studies by governments and academics allege that Wal-Mart employees account for a disproportionate share of government services, especially health care. Wal-Mart's internal research, a confidential memo to our Board leaked to the media in October, found almost half of Associates' children are on public assistance or uninsured.

Even in per capita terms, Wal-Mart is alleged to have the greatest number of employees and dependents enrolled in taxpayer subsidized health programs by a number of studies. In Iowa, for example, state government found 5% of Wal-Mart employees enrolled Medicaid in 2004. We are the second-largest employer in Iowa, but the top employer had only 1.5% of its employees in Medicaid.[1]

Susan Chambers, the Company's executive vice president of benefits administration, recently informed our Board that "health care is one of the most pressing reputation issues facing Wal-Mart," and "Wal-Mart is under serious attack from state governments." We observe state and local governments considering legislative remedies.

Data on this topic is occasionally available from government, academic, and non-profit organizations. However, it is diffuse and difficult for shareholders to access and evaluate. In addition, Wal-Mart maintains internal information which is made available only on an ad hoc, unpredictable basis.

Management has disclosed some information about the health benefits offered to employees. This does not address the public policy issues raised in the proposal.

We believe it is in shareholders' interest to systematically know the extent of this issue. Investors should not be forced to rely on leaks and third-party reports in order to make informed decisions of company value.

---

[1] Ryan Foley, "845 Wal-Mart Employees on Medicaid in Iowa," *Associated Press* (March 4, 2005).

RBC Global Services

Royal Trust Corporation of Canada
77 King Street West
Royal Trust Tower, 12th Floor
Toronto, Ontario M5W 1P9
Tel: 416-955-2972
Fax: 416-955-6262
E-mail: nader.hanna@rbc.com

Dec. 05, 2005

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Re: The Basilian Fathers of Toronto Account 23146004

Dear Ms. Weber:

In regard to your request for verification of holdings, the above referenced account currently holds (4300) shares of Wal-Mart Stores Inc. common stock; the US book value was $ 237871.25 as of Dec.04, 2005. Also, we confirm that Royal Trust held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manger
RBC Global Services, Institutional & Investor Services
Royal Trust Tower
12th Floor, 77 King Street West
Toronto, ON M5W 1P9

Tel: 416-955-6371
Fax: 416-955-6262

Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

rec'd 12.19.05 Sam Brewer

December 13, 2005

H. Lee Scott, CEO
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716-0215

Dear Mr. Scott:

The Benedictine Sisters of the Monastery of St. Gertrude hereby submit the enclosed shareholder resolution, *Report on Public Health Impacts of Wal-Mart Stores,* in coordination with the Basilian Fathers of Toronto. for inclusion in the proxy statement for consideration and action by the 2006 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Benedictine Sisters of the Monastery of St. Gertrude is the beneficial owner of 695 shares of Wal-Mart Stores, Inc., stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2006 annual meeting.

We welcome the opportunity to continue dialogue on this issue.

Sincerely,

Mary Geis, OSB

Mary Geis, OSB
Treasurer

enc: resolution and verification of ownership
will send this week

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212

J.A. GLYNN

TRUSTED SINCE 1945

JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co.
Member NASD/SIPC

December 13, 2005

To Whom It May Concern:

Please accept this letter as documentation of the fact that the Idaho Corporation of Benedictine Sisters, a not-for-profit corporation in Cottonwood, Idaho, owns a total of 695 shares of Wal Mart Stores, Inc. common stock. These shares have been owned for more than one year. The Idaho Corporation of Benedictine Sisters will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn & Co. has the above 695 shares on deposit with the Depository Trust Company in the Nominee Name of Cede & Co. for the benefit of the Idaho Corporation of Benedictine Sisters.

Sincerely,

Michael P. Walsh
Vice President

cc: Sister Mary Geis
Idaho Corporation of Benedictine Sisters

9841 Clayton Road
St. Louis, MO 63124
314-997-1277
800-966-4596
fax 314-997-7307

www.jaglynn.com

Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

FACSIMILE TRANSMITTAL

To: Jeffrey Gearhart FAX Number: 479-277-5991

From: Sister Mary Lois Number of Pages: 4

Message: I mailed the letter & verification but did not have the copy of the resolution - so I have therein faxed the letter, verification & resolution -

Thank you

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522-9408 Telephone: (208)962-3224
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522 FAX Line: (208)962-7212

Monastery of St. Gertrude
Idaho Corporation of Benedictine Sisters

December 13, 2005

H. Lee Scott, CEO
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AK 72716-0215

Dear Mr. Scott:

The Benedictine Sisters of the Monastery of St. Gertrude hereby submit the enclosed shareholder resolution, *Report on Public Health Impacts of Wal-Mart Stores,* in coordination with the Basilian Fathers of Toronto, for inclusion in the proxy statement for consideration and action by the 2006 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Benedictine Sisters of the Monastery of St. Gertrude is the beneficial owner of 695 shares of Wal-Mart Stores, Inc., stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2006 annual meeting.

We welcome the opportunity to continue dialogue on this issue.

Sincerely,

Mary Geis, OSB

Mary Geis, OSB
Treasurer

enc: resolution and verification of ownership

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212

Report On Public Health Impact Of Wal-Mart Stores

Resolved: Shareholders request the Board of Directors report on the public health services used by Wal-Mart in its domestic operations. We suggest this report:

- Collect publicly available data on the rate of use of public assistance benefits by Wal-Mart Associates and their families. These benefits include but are not limited to Medicaid, Food Stamps, children's immunization programs, and children's health insurance programs.

- Report any other information possessed by Wal-mart on the rate of use of public assistance benefits by Wal-Mart Associates and their families, including any data generated by employee surveys or prepared by 3rd parties retained by Wal-Mart.

- Include the costs paid by state and local governments related to use of public assistance benefits by Wal-Mart Associates and their families, where such information is available to Wal-Mart.

- Be prepared at a reasonable cost, omit proprietary information or any information which would violate our company's employee confidentiality policies, and be available within six (6) months of the 2006 annual shareholders meeting.

Supporting Statement:

The issue of Wal-Mart's impact on governments health care systems plays a significant role in our corporate brand and reputation, relationships with policy-makers and regulators, and ability to site new stores. Accordingly, this significant public policy issue should be dealt with at the Board level, with appropriate reporting to shareholders.

Several recent studies by governments and academics allege that Wal-Mart employees account for a disproportionate share of government services, especially health care. Wal-Mart's internal research, a confidential memo to our Board leaked to the media in October, found almost half of Associates' children are on public assistance or uninsured.

Even in per capita terms, Wal-Mart is alleged to have the greatest number of employees and dependents enrolled in taxpayer subsidized health programs by a number of studies. In Iowa, for example, state government found 5% of Wal-Mart employees enrolled Medicaid in 2004. We are the second-largest employer in Iowa, but the top employer had only 1.5% of its employees in Medicaid.[1]

Susan Chambers, the Company's executive vice president of benefits administration, recently informed our Board that "health care is one of the most pressing reputation issues facing Wal-Mart," and "Wal-Mart is under serious attack from state governments." We observe state and local governments considering legislative remedies.

Data on this topic is occasionally available from government, academic, and non-profit organizations. However, it is diffuse and difficult for shareholders to access and evaluate. In addition, Wal-Mart maintains internal information which is made available only on an ad hoc, unpredictable basis.

Management has disclosed some information about the health benefits offered to employees. This does not address the public policy issues raised in the proposal.

We believe it is in shareholders' interest to systematically know the extent of this issue. Investors should not be forced to rely on leaks and third-party reports in order to make informed decisions of company value.

---

[1] Ryan Foley, "845 Wal-Mart Employees on Medicaid in Iowa," *Associated Press* (March 4, 2005).

Catherine Rowan
Corporate Responsibility Consultant

Rec'd 12.19.05

December 8, 2005

Mr. H. Lee Scott, Jr.
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716-0215

Dear Mr. Scott,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Wal-Mart, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Wal-Mart is enclosed. Trinity Health has held stock in Wal-Mart continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Margaret Weber, representing the Basilian Fathers of Toronto (313-272-5820). We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

12/01/2005

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust as Trustee currently holds for the beneficial interest of Trinity Health 60,552 shares of Wal-Mart Stores, Inc. Com. Common Stock as of 10/31/2005.

Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in Wal-Mart Stores, Inc. Com. continuously over the past twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo

Brian M. Campo
Vice President
The Northern Trust Company

Report On Public Health Impact Of Wal-Mart Stores

Resolved: Shareholders request the Board of Directors report on the public health services used by Wal-Mart in its domestic operations. We suggest this report:

- Collect publicly available data on the rate of use of public assistance benefits by Wal-Mart Associates and their families. These benefits include but are not limited to Medicaid, Food Stamps, children's immunization programs, and children's health insurance programs.

- Report any other information possessed by Wal-mart on the rate of use of public assistance benefits by Wal-Mart Associates and their families, including any data generated by employee surveys or prepared by 3rd parties retained by Wal-Mart.

- Include the costs paid by state and local governments related to use of public assistance benefits by Wal-Mart Associates and their families, where such information is available to Wal-Mart.

- Be prepared at a reasonable cost, omit proprietary information or any information which would violate our company's employee confidentiality policies, and be available within six (6) months of the 2006 annual shareholders meeting.

Supporting Statement:

The issue of Wal-Mart's impact on governments health care systems plays a significant role in our corporate brand and reputation, relationships with policy-makers and regulators, and ability to site new stores. Accordingly, this significant public policy issue should be dealt with at the Board level, with appropriate reporting to shareholders.

Several recent studies by governments and academics allege that Wal-Mart employees account for a disproportionate share of government services, especially health care. Wal-Mart's internal research, a confidential memo to our Board leaked to the media in October, found almost half of Associates' children are on public assistance or uninsured.

Even in per capita terms, Wal-Mart is alleged to have the greatest number of employees and dependents enrolled in tax-payer subsidized health programs by a number of studies. In Iowa, for example, state government found 5% of Wal-Mart employees enrolled Medicaid in 2004. We are the second-largest employer in Iowa, but the top employer had only 1.5% of its employees in Medicaid.[1]

Susan Chambers, the Company's executive vice president of benefits administration, recently informed our Board that "health care is one of the most pressing reputation issues facing Wal-Mart," and "Wal-Mart is under serious attack from state governments." We observe state and local governments considering legislative remedies.

Data on this topic is occasionally available from government, academic, and non-profit organizations. However, it is diffuse and difficult for shareholders to access and evaluate. In addition, Wal-Mart maintains internal information which is made available only on an ad hoc, unpredictable basis.

Management has disclosed some information about the health benefits offered to employees. This does not address the public policy issues raised in the proposal.

We believe it is in shareholders' interest to systematically know the extent of this issue. Investors should not be forced to rely on leaks and third-party reports in order to make informed decisions of company value.

[1] Ryan Foley, "845 Wal-Mart Employees on Medicaid in Iowa," *Associated Press* (March 4, 2005).

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 16, 2005

VIA FED EX

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Dear Ms Weber:

On December 12, 2005, we received the shareholder proposal submitted by you on behalf of the Basilian Fathers of Toronto requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") report on the public health services used by Wal-Mart in its domestic operations. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

Your letter indicates that you are a representative of the Congregation of St. Basil, yet you purport to submit a shareholder proposal on behalf of the Basilian Fathers of Toronto. We are unable to verify that you are authorized to represent the Basilian Fathers of Toronto, and we request that an authorized representative of the Basilian Fathers of Toronto submit evidence that you are authorized to represent them in the submission of the shareholder proposal.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

BOSTON COMMON
ASSET MANAGEMENT, LLC

December 13, 2005

H. Lee Scott, CEO
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716-0215

Dear Mr. Scott:

On behalf of the Brethren Benefit Trust (BBT) and the Brethren Foundation Boston Common Asset Management submits the enclosed shareholder resolution, *Report on Public Health Impacts of Wal-Mart Stores,* to the company for inclusion in the proxy statement for the 2006 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934.

The BBT has held at least $2,000 worth of Wal-Mart Stores Inc. stock for more than one year. Proof of ownership is following under separate cover. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

We welcome opportunity to dialogue on this issue.

Sincerely,

Lauren Compere
CAO and Global Advocacy Coordinator
Boston Common Asset Management

cc: Margaret Weber, Congregation of St. Basil
Dan Rosan, Interfaith Center on Corporate Responsibility
Susan Chambers, Wal-Mart Stores Inc.

Enclosures: Resolution text

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

Report On Public Health Impact Of Wal-Mart Stores

Resolved: Shareholders request the Board of Directors report on the public health services used by Wal-Mart in its domestic operations. We suggest this report:

- Collect publicly available data on the rate of use of public assistance benefits by Wal-Mart Associates and their families. These benefits include but are not limited to Medicaid, Food Stamps, children's immunization programs, and children's health insurance programs.

- Report any other information possessed by Wal-mart on the rate of use of public assistance benefits by Wal-Mart Associates and their families, including any data generated by employee surveys or prepared by 3rd parties retained by Wal-Mart.

- Include the costs paid by state and local governments related to use of public assistance benefits by Wal-Mart Associates and their families, where such information is available to Wal-Mart.

- Be prepared at a reasonable cost, omit proprietary information or any information which would violate our company's employee confidentiality policies, and be available within six (6) months of the 2006 annual shareholders meeting.

Supporting Statement:

The issue of Wal-Mart's impact on governments health care systems plays a significant role in our corporate brand and reputation, relationships with policy-makers and regulators, and ability to site new stores. Accordingly, this significant public policy issue should be dealt with at the Board level, with appropriate reporting to shareholders.

Several recent studies by governments and academics allege that Wal-Mart employees account for a disproportionate share of government services, especially health care. Wal-Mart's internal research, a confidential memo to our Board leaked to the media in October, found almost half of Associates' children are on public assistance or uninsured.

Even in per capita terms, Wal-Mart is alleged to have the greatest number of employees and dependents enrolled in tax-payer subsidized health programs by a number of studies. In Iowa, for example, state government found 5% of Wal-Mart employees enrolled Medicaid in 2004. We are the second-largest employer in Iowa, but the top employer had only 1.5% of its employees in Medicaid.[1]

Susan Chambers, the Company's executive vice president of benefits administration, recently informed our Board that "health care is one of the most pressing reputation issues facing Wal-Mart," and "Wal-Mart is under serious attack from state governments." We observe state and local governments considering legislative remedies.

Data on this topic is occasionally available from government, academic, and non-profit organizations. However, it is diffuse and difficult for shareholders to access and evaluate. In addition, Wal-Mart maintains internal information which is made available only on an ad hoc, unpredictable basis.

Management has disclosed some information about the health benefits offered to employees. This does not address the public policy issues raised in the proposal.

We believe it is in shareholders' interest to systematically know the extent of this issue. Investors should not be forced to rely on leaks and third-party reports in order to make informed decisions of company value.

---

[1] Ryan Foley, "845 Wal-Mart Employees on Medicaid in Iowa," *Associated Press* (March 4, 2005).

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 23, 2005

VIA FACSIMILE

Mary Geis, Treasurer
Benedictine Sisters of the Monastery of St. Gertrude
Keuterville Road
Cottonwood, ID 83522

Dear Ms Geis:

We received the shareholder proposal submitted by you on behalf of the Benedictine Sisters of the Monastery of St. Gertrude dated December 13, 2005, requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") report on the public health services used by Wal-Mart in its domestic operations. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

Your letter indicates that the proposal is submitted by the Benedictine Sisters of the Monastery of St. Gertrude, yet the proof of ownership of shares that was submitted provided that Idaho Corporation of Benedictine Sisters is the beneficial owners of the shares. We are unable to verify that Benedictine Sisters of the Monastery of St. Gertrude is authorized to represent the Idaho Corporation of Benedictine Sisters, and we are unable to verify that Benedictine Sisters of the Monastery of St. Gertrude is a record holder of shares of Wal-Mart stock. Therefore, we request that either (i) an authorized representative of Idaho Corporation of Benedictine Sisters submit evidence that Benedictine Sisters of the Monastery of St. Gertrude is authorized to represent Idaho Corporation of Benedictine Sisters in the submission of the shareholder proposal; or (ii) that Benedictine Sisters of the Monastery of St. Gertrude is a record holder of shares of Wal-Mart stock.

If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

TRANSACTION REPORT

DEC-23-2005 FRI 03:10 PM

DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
DEC-23	03:05 PM	917185044787	4'13"	9	SEND	OK	376	

TOTAL : 4M 13S PAGES: 9

WAL★MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Catherine Rowan	FROM: Samuel A. Guess
COMPANY: Trinity Health	DATE: 12/23/2005
FAX NUMBER: 718-504-4787	TOTAL NO. OF PAGES INCLUDING COVER: 9
PHONE NUMBER: 718-822-0820	SENDER'S REFERENCE NUMBER: 479.277.3302
RE: Wal-Mart Shareholder Proposal	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Ms. Rowan:

[illegible]

WAL★MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Catherine Rowan	FROM: Samuel A. Guess
COMPANY: Trinity Health	DATE: 12/23/2005
FAX NUMBER: 718-504-4787	TOTAL NO. OF PAGES INCLUDING COVER: 9
PHONE NUMBER: 718-822-0820	SENDER'S REFERENCE NUMBER: 479.277.3302
RE: Wal-Mart Shareholder Proposal	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Ms. Rowan:

Please find attached a letter regarding the shareholder proposal received by Wal-Mart on December 13, 2005 and requesting that Wal-Mart report on public health services used by Wal-Mart associates.

Thanks,
Sam Guess

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 23, 2005

VIA FACSIMILE and ELECTRONIC MAIL

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

Dear Ms Rowan:

On December 13, 2005, we received the shareholder proposal submitted by you on behalf of Trinity Health requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") report on the public health services used by Wal-Mart in its domestic operations. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

Your letter indicates that you are a representative of Trinity Health, the shareholder. We are unable to verify that you are authorized to represent Trinity Health, and we request that an authorized representative of Trinity Health submit evidence that you are authorized to represent it in the submission of the shareholder proposal.

Furthermore, the Company is unable to verify that the shareholder is a record holder of shares of Wal-Mart stock. If the shareholder holds beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

TRANSACTION REPORT

DEC-23-2005 FRI 03:37 PM

DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
DEC-23	03:34 PM	916177205665	3'09"	9	SEND	OK	378	

TOTAL : 3M 9S PAGES: 9

WAL*MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Lauren Compere	FROM: Samuel A. Guess
COMPANY: Boston Common Asset Management, LLC	DATE: 12/23/2005
FAX NUMBER: 617-720-5665	TOTAL NO. OF PAGES INCLUDING COVER: 9
PHONE NUMBER: 617-720-5557	SENDER'S REFERENCE NUMBER: 479.277.3302
RE: Wal-Mart Shareholder Proposal	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Ms. Compere:

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 23, 2005

VIA FACSIMILE and ELECTRONIC MAIL

Lauren Compere
CAO and Global Advocacy Coordinator
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Dear Ms Compere:

We received the shareholder proposal submitted by you on behalf of the Brethren Benefit Trust and the Brethren Foundation dated December 13, 2005, requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") report on the public health services used by Wal-Mart in its domestic operations. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

Your letter indicates that you are a representative of Boston Common Asset Management, yet it also purports to submit a shareholder proposal on behalf of the Brethren Benefit Trust and the Brethren Foundation. We are unable to verify that Boston Common Asset Management is authorized to represent either the Brethren Benefit Trust or the Brethren Foundation, and we request that an authorized representative of each be submitted as evidence that Boston Common Asset Management, LLC is authorized to represent the Brethren Benefit Trust and the Brethren Foundation in the submission of the shareholder proposal.

Furthermore, the Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of

Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons**

why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

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Elizabeth Crawford
Wal-Mart Stores, Inc.
702 Southwest 8th Street

Bentonville, AR 72716

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Margaret Weber
Congregation of St. Basil
15015 Piedmont

Detroit, MI 48223

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Congregation of St. Basil
Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org

December 21, 2005

Samuel A Guess
Associate General Counsel, Corporate Governance
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716-0215

Dear Mr. Guess:

As per your letter of December 16, 2005, please see enclosed a letter from Gordon Judd, CSB, verifying that I am authorized to represent the Basilian Fathers of Toronto.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
weber@igc.org
313-272-5820

enc: letter from Gordon Judd, CSB

Congregation of St. Basil
Vicar General

Toronto Office:
Cardinal Flahiff Basilian Centre
95 St. Joseph Street
Toronto, ON M5S 3C2
416.921.6674. ext. 206
416.920.3413 [fax]
judd@basilian.org

Detroit Office:
1649 Church Street
Detroit, MI 48216
313.964.4324 [phone/fax]
gordonjudd@sbcglobal.net

December 20, 2005

Samuel A. Guess
Associate General Counsel, Corporate Governance
Wal-Mart Stores Inc.
702 SW 8th Street
Bentonville, AR 72716-0215

Dear Attorney Guess,

Re: Congregation of St. Basilian, aka Basilian Fathers of Toronto

My letter is to verify that Margaret Weber is authorized to represent the Basilian Fathers of Toronto in dealings with Wal-Mart Stores, Inc.

Our legal corporation is the Basilian Fathers of Toronto. The Congregation of St. Basil is our canonical title under the Canon Law of the Roman Catholic Church.

If you have any question in this matter, please do not hesitate to contact me for further information.

Thank you for attending to this matter.

Respectfully,

Gordon Judd, csb

Gordon Judd, CSB

Cc: Margaret Weber; Rev. Frank Bredeweg, CSB, Treasurer General of the Basilian Fathers of Toronto

WAL*MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Mary Geis	FROM: Samuel A. Guess
COMPANY: Benedictine Sisters of the Monastery of St. Gertrude	DATE: 12/23/2005
FAX NUMBER: 208-962-7212	TOTAL NO. OF PAGES INCLUDING COVER: 9
PHONE NUMBER: 208-962-3224	SENDER'S REFERENCE NUMBER: 479.277.3302
RE: Wal-Mart Shareholder Proposal	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Ms. Geis:

Please find attached a letter regarding the shareholder proposal dated December 13, 2005 requesting that Wal-Mart report on public health services used by Wal-Mart associates.

Thanks,
Sam Guess

December 27, 2005

To Samuel A. Guess

From Mary Geis

6 pages

Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

December 27, 2005

Mr. Samuel A. Guess
Associate General Counsel, Corporate Governance
702 S.W. 8th. St.
Bentonville, Arkansas 72716-0215

Dear Mr. Guess:

Regarding the submission of the enclosed proposal by the Benedictine Sisters of the Monastery of St. Gertrude, rather than the Idaho Corporation of Benedictine Sisters whose name is on the shares, I do certify that they are one and the same.

I'm sorry to have made this mistake in the paper work, and submit this letter as requested to certify that the Benedictine Sisters of the Monastery of St. Gertrude is authorized to represent the Idaho Corporation of Benedictine Sisters. If possible I would resubmit with this letter, that it is indeed the Idaho Corporation of Benedictine Sisters who submit the shareholder resolution as noted in the letter of December 13, 2005.

All papers are hereby submitted again together with this letter.

Sincerely,

Mary Geis, OSB

Mary Geis, OSB
Treasurer

I certify that the Benedictine Sisters of the Monastery of St. Gertrude is one and the same as the Idaho Corporation of Benedictine Sisters and therefore, is authorized to represent the Idaho Corporation of Benedictine Sisters.

Clarissa Goeckner, OSB

Clarissa Goeckner, OSB, President

STATE OF IDAHO

County of Idaho

On this 27th day of December, 2005, personally appeared Mary Geis, OSB & Clarissa Goeckner, OSB, known to me to be the persons whose names are subscribed here to and acknowledged to me that they executed the same.

SUZANNE TACKE
NOTARY PUBLIC
STATE OF IDAHO

Suzanne Tacke
Notary Public, State of Idaho
Residing at Greencreek, Id.
My Commission expires 11/17/2011

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212

Catherine Rowan
Corporate Responsibility Consultant

FAX

TO: **Samuel A. Guess**
Associate Counsel, Corporate Governance
Wal-Mart Legal Department, Corporate Division

FROM: Catherine Rowan, Corporate Responsibility Consultant, representing Trinity Health CR

DATE: December 30, 2005

SUBJECT: **Verification letters for shareholder proposal requesting report on public health services used by Wal-Mart associates**

Dear Mr. Guess,

Attached please find the documents you requested in your December 23, 2005 letter to me.

Number of pages, including cover sheet: 3

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Catherine Rowan
Corporate Responsibility Consultant

December 30, 2005

VIA FACSIMILE AND MAIL

Samuel A. Guess
Associate General Counsel, Corporate Governance
Wal-Mart Legal Department, Corporate Division
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Guess,

This is in response to your letter of December 23, 2005, requesting evidence that I am authorized by Trinity Health to represent it in the submission of the shareholder proposal, and a written statement from the record holder of Trinity Health's Wal-Mart stock.

Attached please find:

- A letter from James W. Bosscher, Vice President, Treasury of Trinity Health, stating that I am authorized to represent Trinity Health in the submission of the shareholder proposal to Wal-Mart;

- A letter from Brian M. Campo, Vice President, Northern Trust, verifying that at the time I submitted the proposal on behalf of Trinity Health, Trinity Health has held continuously for at least one year, shares of Wal-Mart stock.

Please feel free to contact me if you have any other questions.

Sincerely,

Catherine M. Rowan

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

12/01/2005

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust as Trustee held for the beneficial interest of Trinity Health 60,552 shares of Wal-Mart Stores, Inc. Com. Common Stock as of 10/31/2005.

Further, please note that as the day the shareholder proposal was submitted by Trinity Health (mailed on Dec. 8, received on Dec. 13), Trinity Health had held on behalf of Trinity Health, an ownership interest in Wal-Mart Stores, Inc. Com. continuously for over one year at least $2000 worth of Wal-Mart shares.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo

Brian M. Campo
Vice President
The Northern Trust Company

TRINITY HEALTH
Novi, Michigan

27870 Cabot Drive
Novi, MI 48377-2920
ph 248.489.5004

34605 Twelve Mile Road
Farmington Hills, MI 48331-3221
ph 248.489.6000

www.trinity-health.org

December 27, 2005

Mr. Samuel A. Guess
Associate General Counsel, Corporate Governance
Wal-Mart
Corporate Offices
702 S.W. 8th Street
Bentonville, Arkansas 72716

Dear Mr. Guess

This letter serves to verify Catherine Rowan as authorized to represent Trinity Health in the submission of the Wal-Mart shareholder proposal.

This authorization is effective December 27, 2005, and will remain valid until revoked in writing.

Sincerely,

James W. Bosscher
Vice President, Treasury

National Committee for Quality Health Care
2004 Award Winner

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Lee Scott	FROM: Lauren Compere
COMPANY: Wal-Mart	DATE: 12/20/2005
FAX NUMBER: (479) 277-5991	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Resolution Filing	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Enclosed please find proof of stock ownership verification letter regarding a shareholder proposal on health benefits submitted December 13, 2005 on behalf of the Brethren Benefit Trust.

LaSalle Bank
ABN AMRO

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

December 16, 2005

Mr. Lee Scott
CEO
Wal-Mart Stores, Inc.
702 S.W. Eighth Street
Bentonville, AR 72716

RE: Shareholder proposal by Brethren Benefit Trust Inc.

Dear Mr. Scott:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 23,000 shares of Wal-Mart Stores, Inc common stock. 16,033 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 6,697 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Wal-Mart Stores, Inc and such beneficial ownership has existed for one or more years, as of December 16, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea
First Vice President

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 22, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax 202-772-9349

Dear Sir/Madam:

I have been asked by the Basilian Fathers of Toronto, Trinity Health, the Benedictine Sisters of the Monastery of St. Gertrude and Boston Common Asset Management, Inc, on behalf of the Brethren Benefit Trust and the Brethren Foundation, (who are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Wal-Mart Stores, Inc.(hereinafter referred to either as "WalMart" or the "Company"), and who have jointly submitted a shareholder proposal to WalMart, to respond to the letter dated January 23, 2006, sent to the Securities & Exchange Commission the Company, in which WalMart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letters sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in WalMart's year 2006 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal requests the Company to report on the impact on governmental health care systems of services given to WalMart employees.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

We submit that the social policy issues raised by the Proponents' shareholder proposal clearly transcend the ordinary business operations of the Company.

The social policy issues raised are illustrated by the following:

- The enactment (subsequent to the submission of the shareholder proposal to WalMart) by the State of Maryland of the Fair Share Health Care Fund Act which requires employers with large work forces to spend a specified minimum percentage of payroll on health care. The bill was passed on January 19, 2006, over the veto of Maryland's governor. According to one of its sponsors, the purpose of the bill is to tell large employers: "Don't dump the employees that you refuse to insure into our Medicaid systems." (The New York Times, January 13, 2006.)

- New York City and Suffolk County (NY) passed similar legislation in 2005, in New York City over the mayor's veto,

- The push for such legislation really began when the State of Connecticut in January, 2005, published a survey (available at www.cga.ct.gov/2005/rpt/2005-R-0017.htm) that showed that thousands of persons employed by large firms in Connecticut had children enrolled in the State's Medicaid program.

- Similar surveys of large employers have subsequently been done by state governments (or by newspapers using state data), with comparable results in Alabama (some 10,000 thousand), Arizona, Arkansas (10,000), Florida (tens of thousands), Georgia (over 10,000), Iowa, Maine, Massachusetts (thousands), Montana, Nebraska (about 10,000), New Hampshire, New

Jersey, Ohio (tens of thousands), Pennsylvania (two largest employers had 10,000 employees in Medicaid), Tennessee (tens of thousands), Texas, Utah, Vermont, Washington, West Virginia and Wisconsin. (The citations to the data are available at www.goodjobsfirst.org/corporate_subsidy/hidden_taxpayer_cost.cfm.)

- The New York Times (January 13, 2006) quoted a prediction that legislation similar to that of Maryland was expected to be introduced in "at least three dozen more states". For example, such legislation was introduced in Florida on February 14, 2006.

- The Portland (OR) Business Journal of March 5, 2006, stated that Ballot Initiative #149 was being circulated for signature and would establish rules similar to those adopted in Maryland. The article stated that legislative proposals have been introduced in 32 states.

- The New York Times (March 7, 2006) described several Maryland-type bills that had been introduced in the state legislature "with legislators of both parties" joining in sponsoring some of them.

- A precursor of the Maryland bill was enacted in California in 2003, but was repealed in 2004 by a referendum (Proposition 72).

- At the Federal level, a report by the Democratic Staff of the Committee on Education and the Workforce (February 16, 2004) (www.edworkforce. house.gov/democrats/WALMARTREPORT.pfd) noted that academic studies showed that "California taxpayers subsidized $20.5 million worth of medical care for Wal-Mart in that state alone".

The point of these references is not to establish that WalMart is a bad actor. It may or may not be. The point is that there is a major public policy issue swirling around WalMart and other large employees as to the extent that they are externalizing costs onto the public. This is part and parcel of the larger societal debate as to how best to provide affordable health care in our nation.

That these are major public policy issues is illustrated by the fact that WalMart's press release describing a recent speech by CEO Lee Scott began as follows:

> In a keynote speech today at the National Governors Association Winter Meeting, Wal-Mart Stores, Inc. CEO Lee Scott called for a 'new commitment' between government and business to solve the health care challenges facing America's working families. Mr. Scott's call comes on the heels of 10 state legislatures dealing major setbacks to employer mandate bills that have been denounced nationwide by editorial pages and health care experts as ineffectual public policy.

> "We need solutions that make health care more affordable and accessible. But unfortunately, we're not seeing enough solutions that will have an impact on that problem," said Mr. Scott. "I make this pledge to you: I'll travel to any state capital to talk with any governor in this room. The only thing I ask is that we talk about real solutions to the health care challenges facing working families." . . . .
>
> "Wal-Mart is stepping up with solutions to the health care challenges facing America's working families," Mr. Scott added. "We're making health care more affordable and accessible to our associates. And with the clinics, we're using our business strengths to do the same for our customers and our communities."
>
> During the speech, Mr. Scott described Wal-Mart as being "at the intersection of American life." He compared the issues that Wal-Mart deals with to those that governors deal with in their states. Scott concluded: "We need a new commitment for America. We need to join the great institutions of this country and commit them to solutions. And we should start with ways to ensure healthy people in a healthy America."

Although he did not advocate national health insurance as the solution, Mr. Scott suggested that the problem of lack of health care coverage is a national one and The Wall Street Journal stated that Mr. Scott also said that "every day we do not work together to solve this challenge is a day that our country becomes less competitive in the global economy".

Echoing this theme, Gov. Mitt Romney (R. Mass.) is quoted in The Wall Street Journal article as saying "I see it as an insurance issue that needs to be dealt with, in our case, on a statewide basis."

We note that Mr. Scott stated that the problem is not one merely with respect to its employees, but that the Company's attempts at solutions had included setting up clinics for its customers and communities. The issue being addressed by the Proponents' shareholder proposal is clearly not an "employee benefits" problem.

The Proponents' shareholder proposal is an attempt to throw light on a national problem by asking the Company to provide data that would show the extent, if any, to which WalMart employees are enmeshed in that problem. The Proponents agree with Governor Romney and Mr. Scott that the issue is a public policy one.

Finally, the Company makes passing reference or two to a contention that the proposal is an attempt to "micro-manage" its business. However, it fails to point out in what ways the proposal micro-manages. On the contrary, the proposal asks WalMart to compile publicly available information and information already collected by WalMart and to make such information available to the shareholders.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Samuel A. Guess, Esq.
All Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that Wal-Mart report to shareholders data on the rate of use of public assistance benefits by Wal-Mart Associates.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel